EXHIBIT 99.1

Westport Reports Fourth Quarter and Full Year 2024 Results

Improvement in key metrics drove net cash provided by operating activities of $7.2 million, which is a $20.4 million improvement over 2023

VANCOUVER, British Columbia, March 31, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport”) (TSX: WPRT / Nasdaq: WPRT) today reported financial results for the fourth quarter and year ended December 31, 2024, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“The past year has been transformative for Westport as we sharpened our strategic focus, advanced our clean transportation technologies, and enhanced operational efficiencies. We have made significant strides in aligning our operations with our competitive strengths, improving margins, and reinforcing our commitment to delivering cost-effective solutions that drive decarbonization in the transportation sector. We have also transformed our culture to be one built on discipline and excellence, driving a high-performance mindset in everything we do.

The launch of Cespira, our joint venture with Volvo Group, was a key milestone for us in 2024. Cespira is committed to accelerating the commercialization of HPDI™ technology with carbon-neutral fuels like hydrogen and renewable natural gas. This partnership underscores the industry’s recognition of HPDI as a leading solution to enable affordable, sustainable heavy transport.

Additionally, we are taking bold steps to streamline our operations and strengthen our financial footing, allowing us to focus on areas with the highest growth potential. A prime example of this strategic realignment is our recently announced proposed divestiture of the Light-Duty business. This decision is expected to enable us to concentrate fully on providing affordable solutions for hard to decarbonize mobility applications like long haul and heavy-duty trucking that can take advantage of the unique, practical and affordable HPDI technology and our world class high-pressure components and systems technologies and scalable alternative fuel solutions, ensuring that we remain at the forefront of emissions-reducing innovations that are cost effective.

Looking ahead, we are focused on scaling our alternative fuel-based solutions, including advancements in CNG, RNG, and hydrogen systems, while navigating a rapidly evolving transportation landscape. Hydrogen remains a critical component of the future but, in the meantime, we are delivering practical, commercially viable low-carbon solutions today such as natural gas and renewable natural gas solutions which, in some cases, can represent a lower total cost of ownership than incumbent technologies. Driven by these environmental and economic considerations we are seeing a global resurgence of interest in the heavy-duty transport sector towards utilizing natural gas as an alternative to diesel. While we will continue to invest in technology, we are positioned to take advantage of markets that are embracing products enabled by our years of investment in innovation as the world pivots to more practical and cost-effective solutions to decarbonize.

We are committed to providing sustainable, high-performance solutions that help our customers achieve their commercial and environmental goals, now and for years to come.”

Dan Sceli, Chief Executive Officer

2024 Highlights

  Revenue was $302.3 million for 2024 and $75.1 million for the fourth quarter. Full year results were primarily driven by the transition of the Heavy-Duty OEM business into Cespira, partially offset by an increase in revenue in our Light-Duty segment. Cespira earned $22.8 million for the three months ended December 31, 2024 and $43.1 million for the period from June 3, 2024 through to December 31, 2024.
  Net loss for the year ended December 31, 2024 was $21.8 million, or $1.27 loss per share, compared to net loss of $49.7 million for the prior year. Net loss for the fourth quarter in 2024 was $10.1 million, or $0.59 loss per share, compared to net loss of $13.9 million, or $0.81 loss per share, for the same period in 2023. For the year, the net positive change was primarily a result of improvements in gross margin, a $15.2 million gain on deconsolidation of the HPDI business in the formation of the joint venture with Volvo Group on June 3, 2024, reductions in operating expenditures and depreciation and amortization expense due to continuation of the HPDI business in Cespira, partially offset by higher income tax expense and foreign exchange losses in the year.
  Adjusted EBITDA1 loss of $11.2 million, compared to a loss of $21.5 million in the prior year. Adjusted EBITDA for the fourth quarter was a loss of $1.8 million.
  Cash and cash equivalents were $37.6 million for the year ended December 31, 2024. Cash provided by operating activities during the year was $7.2 million.
  Announced the closing the HPDI joint venture, Cespira, with Volvo Group, working together to accelerate the commercialization and global adoption of the HPDI™ fuel system technology for long-haul and off-road applications.

1 Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

Consolidated Results
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	4Q24	4Q23		FY24	FY23
Revenue	$75.1	$87.2	(14)%	$302.3	$331.8	(9)%
Gross Profit(2)	14.3	8.0	79%	57.6	48.9	18%
Gross Margin(2)	19%	9%	—	19%	15%	—
Income (loss) from Investments Accounted for by the Equity Method(1)	(2.0)	0.1	(2,100)%	(5.4)	0.8	(775)%
Net Loss	(10.1)	(13.9)	27%	(21.8)	(49.7)	56%
Net Loss per Share - Basic	(0.59)	(0.81)	27%	(1.27)	(2.90)	56%
Net Loss per Share - Diluted	(0.59)	(0.81)	27%	(1.27)	(2.90)	56%
EBITDA (2)	(6.1)	(10.9)	44%	(6.6)	(35.9)	82%
Adjusted EBITDA (2)	(1.8)	(10.0)	82%	(11.2)	(21.5)	48%

(1) This includes income or loss primarily from our investments in Cespira and Minda Westport Technologies Limited
(2) Gross margins, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

Light-Duty Segment

Revenue for the three months and year ended December 31, 2024 was $68.0 million and $262.2 million, respectively, compared with $63.4 million and $263.6 million for the three months and year ended December 31, 2023.

Light-Duty revenue increased by $4.6 million for the three months ended December 31, 2024 as compared to the prior year. This was primarily driven by a significant increase in sales of LPG fuel system solutions to a global Original Equipment Manufacturer ("OEM") for their Euro 6 vehicle applications in our light-duty OEM business and an increase in delayed OEM business, partially offset by lower revenues in other business lines.

Light-Duty revenue decreased by $1.4 million for the year ended December 31, 2024 compared to the prior year. This was primarily driven by a decrease in sales in our delayed OEM business in the first half of 2024, decrease in sales to customers in developing markets, and our fuel storage business. This was partially offset by the aforementioned increase in sales of LPG fuel system solutions in our light-duty OEM business.

Gross profit increased by $2.0 million to $14.0 million, or 21% of revenue for the three months ended December 31, 2024, as compared to $12.0 million, or 19% of revenue, for the same prior year period. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions along with an increase in sales volumes.

Gross profit for the year ended December 31, 2024 increased by $6.3 million to $55.4 million, or 21% of revenue, compared to $49.1 million, or 19% of revenue, for the prior year. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions. The segment's manufacturing operations continues to implement operational improvement initiatives lowering its manufacturing overhead costs in the year. For the year ended December 31, 2024, Light-Duty recorded inventory write-downs of $2.1 million related to our restructuring activities in India for $0.9 million and $0.5 million related to components for markets that we have exited, and the remainder due to our periodic analysis of excess and obsolete inventory.

Westport began supplying its Euro 6 LPG fuel system to its global OEM customer in early 2024. This production supply agreement has been instrumental in improving revenue and delivering higher margins, which more than offset the decline in revenue as a result of a key delayed OEM customer continuing to work through their inventory. Production for the Euro 7 LPG fuel system for the same global OEM customer is anticipated to begin mid-to-late 2025.

High-Pressure Controls & Systems Segment

Revenue for the three months and year ended December 31, 2024 was $1.4 million and $8.8 million, respectively, compared with $2.5 million and $12.0 million for the three months and year ended December 31, 2023. Revenue for the three months ended December 31, 2024 decreased by $1.1 million compared to the prior year period. Revenue for the year ended December 31, 2024 decreased $3.2 million compared to the prior year.

The decrease in revenue for the three months and year ended December 31, 2024 compared to the prior year periods continues to be primarily driven by the general slowdown in hydrogen infrastructure development, leading to a slower adoption of automotive and industrial applications powered by hydrogen.

Gross profit for the three months ended December 31, 2024 decreased by $0.4 million to nominal, or 0% of revenue, compared to $0.4 million, or 16% of revenue, for the same prior year period. This was primarily driven by lower sales volumes, increasing the per unit manufacturing costs in the quarter.

Gross profit for the year ended December 31, 2024 decreased by $1.3 million to $1.5 million, or 17% of revenue, compared to $2.8 million, or 23% of revenue, for the prior year. This was primarily driven by decrease in sales volume for the year. The segment recorded $0.8 million in inventory write-downs in the year due to slow-moving inventory.

Heavy-Duty OEM Segment

Revenue for the three months and year ended December 31, 2024 includes revenue until the closing of the transaction to form Cespira, which occurred on June 3, 2024. Revenue for the three months and year ended December 31, 2024 was $5.7 million and $31.3 million, respectively, compared with $21.3 million and $56.2 million for the three months and year ended December 31, 2023.

The decrease in revenue for the three months and year ended December 31, 2024 is a result of the continuation of the business in Cespira. Refer to the "Selected Cespira Financial Information" for more information on the performance of the business. Revenue earned in the three months ended December 31, 2024 reflects revenue earned from a transitional services agreement in place with Cespira that we expect to expire by the end of Q2 2026.

Gross profit for the three months ended December 31, 2024 increased by $4.7 million to $0.3 million, or 5% of revenue, compared to negative $4.4 million or negative 21% of revenue, for the three months ended December 31, 2023. The Heavy-Duty OEM segment was impacted by a $4.5 million inventory write-down in the prior year period.

Gross profit increased by $3.7 million to $0.7 million, or 2% of revenue, for the year ended December 31, 2024 compared to negative $3.0 million, or negative 5% of revenue, for the prior year. Heavy-Duty OEM recorded $0.4 million in inventory write-downs in the year. The segment was impacted by the aforementioned inventory write-down of $4.5 million in the prior year.

Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose certain financial information from Cespira in notes 8 and 22 in our consolidated financial statements for the year ended December 31, 2024 and the period from June 3, 2024 to December 31, 2024.

The following table sets forth a summary of the financial results of Cespira for the three months ended December 31, 2024 and the period between June 3, 2024 to December 31, 2024:

(in millions of U.S. dollars)	Three months ended December 31,		Change		Year ended December 31,		Change
	2024	2023	$	%	2024	2023	$	%
Revenue	$22.8	$—	$22.8	—%	$43.1	$—	$43.1	—%
Gross profit	1.4	—	1.4	—%	0.5	—	0.5	—%
Gross margin[1]	6%	—%			1%	—%
Operating loss	(4.8)	—	(4.8)	—%	(12.1)	—	(12.1)	—%
Net loss attributable to the Company	(2.6)	—	(2.6)	—%	(6.7)	—	(6.7)	—%

1Gross margin is non-GAAP financial measure. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Cespira revenue was $22.8 million for the three months ended December 31, 2024. For the prior year period, the Heavy-Duty OEM segment, which included our HPDI business, earned $21.3 million. This was primarily driven by an increase in HPDI fuel systems sold in the period.

Cespira gross profit was $1.4 million for the three months ended December 31, 2024. For the prior year period, the Heavy-Duty OEM segment had negative $4.4 million in gross profit primarily driven by the aforementioned $4.5 million inventory write-down in the prior year period.

Cespira incurred operating losses of $4.8 million for the three months ended December 31, 2024. For the prior year quarter, the Heavy-Duty OEM had operating losses of $9.3 million. Aside from the aforementioned inventory write-down in the prior year period, the Heavy-Duty OEM had comparable operating losses compared to Cespira.

As previously announced, Westport and Weichai are parties to a technology development and supply agreement which contains an obligation for Weichai to order, and Westport to supply, certain volumes of HPDI fuel system components prior to December 31, 2024. Significant orders for HPDI fuel system components against this agreement were not received prior to year-end. Westport and Cespira continue to collaborate with Weichai Power Co. Ltd (“Weichai Power”) on an HPDI fuel system equipped version of the Weichai Power engine platforms. The parties are currently discussing the next stages of this work and the obligations of each party going forward.

Liquidity and Going Concern

In addition, as disclosed in Westport Management Discussion & Analysis, for the year ended December 31, 2024, we continue to sustain operating losses and use cash to support our business activities. Cash provided by operating activities was $7.2 million for the year ended December 31, 2024 was primarily driven by reductions in working capital.

As at December 31, 2024, we had cash and cash equivalents of $37.6 million and long-term debt of $33.7 million, of which $14.7 million was current. Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date our December 31, 2024 Consolidated Financial Statements are issued.

We plan to improve our liquidity position by selling certain subsidiaries in Europe and Argentina which comprise substantially all the assets and liabilities reported within the Light-Duty segment and continue our cost reduction initiatives. On March 30, 2025, we entered into a share purchase agreement ("SPA") with a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investment Management B.V. a prominent Dutch venture capital and private equity firm, to sell all of the issued and outstanding shares of Westport Fuel Systems Italia S.r.l for a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the Share Purchase Agreement. If we are successful in closing the sale, we will receive sufficient cash to fund our operations for the next twelve months and alleviate the risk of substantial doubt identified. As of the date of issuance of our December 31, 2024 financial statements, we are seeking shareholder approval of the plan to complete the sale of these businesses to the buyer. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

Divestment of the Light-Duty Business and 2025 Outlook

Westport recently announced the proposed divestment of its Light-Duty business, which includes the light-duty OEM, delayed OEM, and independent aftermarket businesses (the “Transaction”). The Transaction is designed to focus the Company’s strategy and streamline its operations allowing Westport to direct its energy on solution to address hard to decarbonize sectors like long-haul, heavy-duty trucking and off-road applications that can take advantage of Cespira and our High-Pressure Controls & Systems technology – where Westport sees the largest opportunities to grow and where the Company has a unique and differentiated offering generating interest with customers as the world transitions to a more practical and easier to adopt approach to decarbonization.

Highlights of the Transaction include:

  Provides immediate up front proceeds to alleviate liquidity concerns, strengthening the balance sheet and funds near-term growth in Cespira and the High-Pressure Controls & Systems business;
  Brings forward more cash today than the Light-Duty business was projected to earn over 5-years on an undiscounted cash basis; and
  Enables management to focus exclusively on the higher growth HPDI and high-pressure segments.

In light of the evolving market and regulatory environment, over the long term, the Light-Duty business' ability to grow LPG / CNG sales in developed markets is expected to continue facing increased competition from pure electrification or petrol – electrification hybrids.

The base purchase price of the Transaction is $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an additional $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the Share Purchase Agreement. The purchaser is a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investment Management B.V. a prominent Dutch venture capital and private equity firm.

Net proceeds from the transaction are to be used to bolster the balance sheet, fund organic growth opportunities through Cespira and High-Pressure Controls & Systems over the near term as well as opportunistic bolt on acquisitions. The Transaction ultimately eliminates future restructuring costs required by the Italian operations in the light-duty business.

Westport is shifting to a smaller, more focused organization, that is positioned to provide solutions to decarbonize challenging segments of the mobility and industrial markets. Westport has 30 years of experience delivering component solutions and developing HPDI fuel technology. We are focused on scaling our alternative fuel-based solutions, including advancements in CNG, RNG, and hydrogen systems, while navigating a rapidly evolving transportation landscape.

The Company anticipates that the closing of the transaction will occur late in Q2 2025, subject to receiving shareholder approval.

Conference call

Westport has scheduled a conference call for Monday, March 31, 2025, at 10:30 am Pacific Time (1:30 pm Eastern Time) to discuss these results. To access the conference call please register at https://register.vevent.com/register/BI1ba7402b85a5491292e48354a2e80b90.

The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.wfsinc.com.

Financial Statements and Management's Discussion and Analysis

To view Westport full financials for the fourth quarter and year ended December 31, 2024, please visit https://investors.wfsinc.com/financials/.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen) including testing to the HPDI fuel system, scaling our alternative fuel-based solutions, our expectations for 2025 and beyond, including the demand for our products, the future success of our business and technology strategies, shareholder approval of the Transaction, our ability to successfully close the Transaction and realize the benefits therefrom, including, potential earn-out payments, the Transaction alleviating liquidity concerns, our focus on providing affordable solutions to decarbonize long haul and heavy-duty trucking, our ability to bolster our balance sheet, fund organic growth as well as opportunistic bolt on acquisitions, a shift to operating as a smaller, more efficient organization. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, changes in business strategy, shifts in market demand, the general economy including impacts due to inflation, the effects of competition and pricing pressures, conditions of and access to the capital and debt markets, solvency, governmental policies, trade restrictions or other changes to international trade agreements, sanctions and regulation including the imposition of tariffs, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of the Russia-Ukraine conflict, supply chain disruptions as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Investor Relations
T: +1 604-718-2046
invest@wfsinc.com

GAAP and Non-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westports' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS" within this press release.

	Year ended December 31, 2024
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$262.2	$8.8	$31.3	$43.1	$345.4
Cost of revenue	206.8	7.3	30.6	42.6	287.3
Gross profit	55.4	1.5	0.7	0.5	58.1
Operating expenses:
Research & development	13.0	4.4	4.2	4.7	26.3
General & administrative	19.2	1.0	3.1	5.6	28.9
Sales & marketing	9.9	0.7	0.9	1.0	12.5
Depreciation & amortization	2.6	0.3	0.1	1.7	4.7
Equity income	1.3	—	—	—	1.3
Add back: Depreciation & amortization[1]	6.4	0.5	1.4	3.8	12.1
Segment EBITDA	$18.4	$(4.4)	$(6.2)	$(8.7)	$(0.9)

	Year ended December 31, 2023
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$263.6	$12.0	$56.2	$331.8
Cost of revenue	214.5	9.2	59.2	282.9
Gross profit	49.1	2.8	(3.0)	48.9
Operating expenses:
Research & development	13.1	3.6	9.3	26.0
General & administrative	21.6	1.3	6.4	29.4
Sales & marketing	10.6	0.7	2.9	14.1
Depreciation & amortization	3.2	0.2	0.4	3.8
Equity income	0.8	—	—	0.8
Add back: Depreciation & amortization[1]	6.7	0.4	4.9	11.9
Segment EBITDA	$8.1	$(2.6)	$(17.1)	$(11.6)

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Profit	Years ended December 31,
(expressed in millions of U.S. dollars)	2024	2023
Revenue	$302.3	$331.8
Less: Cost of revenue	$244.7	$282.9
Gross Profit	$57.6	$48.9

Gross Margin as a percentage of Revenue	Years ended December 31,
(expressed in millions of U.S. dollars)	2024	2023
Revenue	$302.3	$331.8
Gross Margin	$57.6	$48.9
Gross Margin as a percentage of Revenue	19%	15%

	Year ended December 31, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$345.4	$43.1	$—	$302.3
Cost of revenue	287.3	42.6	—	244.7
Gross profit	58.1	0.5	—	57.6
Operating expenses:
Research & development	26.3	4.7	—	21.6
General & administrative	28.9	5.6	14.4	37.7
Sales & marketing	12.5	1.0	1.2	12.7
Depreciation & amortization	4.7	1.7	0.4	3.4
Equity income (loss)	1.3	—	(6.7)	(5.4)

	Year ended December 31, 2023
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$331.8	$—	$331.8
Cost of revenue	282.9	—	282.9
Gross profit	48.9	—	48.9
Operating expenses:
Research & development	26.0	—	26.0
General & administrative	29.4	14.8	44.2
Sales & marketing	14.1	2.2	16.3
Depreciation & amortization	3.8	0.5	4.3
Equity income	0.8	—	0.8

Reconciliation of Segment EBITDA to Loss before income taxes	Years ended December 31,
	2024	2023
Total Segment EBITDA	$(0.9)	$(11.6)
Adjustments:
Depreciation and amortization	8.7	12.5
Cespira's Segment EBITDA	(8.7)	—
Cespira's equity loss	6.7	—
Corporate and unallocated operating expenses	15.6	17.0
Foreign exchange loss	6.2	4.0
Loss on sale of assets	0.7	—
Gain on deconsolidation	(15.2)	—
Loss on sale of investment	0.4	—
Impairment of long-term investment	—	0.4
Loss on extinguishment of royalty payable	—	2.9
Interest on long-term debt and accretion of royalty payable	2.8	3.0
Interest and other income, net of bank charges	(1.2)	(2.7)
Loss before income taxes	$(16.9)	$(48.7)

EBITDA and Adjusted EBITDA
Three months ended	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
Income (loss) before income taxes	$(9.7)	$(13.0)	$(12.0)	$(14.0)	$(12.9)	$6.8	$(2.5)	$(8.3)
Interest expense, net	0.4	(0.1)	0.2	(0.2)	0.5	0.5	0.4	0.2
Depreciation and amortization	3.0	3.0	3.2	3.3	3.2	1.7	1.8	2.0
EBITDA	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)
Stock based compensation (recovery)	$0.7	$0.8	$(0.3)	$1.4	$0.3	$1.2	$(0.1)	$—
Unrealized foreign exchange (gain) loss	$1.1	$2.4	$1.4	$(0.9)	$1.8	$0.1	$(1.1)	$5.4
Loss on extinguishment of royalty payable	$—	$2.9	$—	$—	$—	$—	$—	$—
Severance costs	$—	$—	$4.5	$—	$0.5	$0.2	$0.1	$0.1
Gain on deconsolidation	$—	$—	$—	$—	$—	$(13.3)	$—	$(1.9)
Loss on sale of investment	$—	$—	$—	$—	$—	$—	$0.4	$—
Restructuring costs	$—	$—	$—	$—	$—	$0.8	$0.2	$—
Loss on sale of assets	$—	$—	$—	$—	$—	$—	$—	$0.7
Impairment of long-term investment	$—	$—	$—	$0.4	$—	$—	$—	$—
Adjusted EBITDA	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2024 and 2023

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$37,646	$54,853
Accounts receivable	73,054	88,077
Inventories	53,526	67,530
Prepaid expenses	5,660	6,323
Total current assets	169,886	216,783
Long-term investments	39,732	4,792
Property, plant and equipment	41,956	69,489
Operating lease right-of-use assets	19,019	22,877
Intangible assets	5,277	6,822
Deferred income tax assets	9,695	11,554
Goodwill	2,876	3,066
Other long-term assets	3,180	20,365
Total assets	$291,621	$355,748
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$88,123	$95,374
Current portion of operating lease liabilities	2,624	3,307
Short-term debt	—	15,156
Current portion of long-term debt	14,660	14,108
Current portion of warranty liability	3,861	6,892
Total current liabilities	109,268	134,837
Long-term operating lease liabilities	16,433	19,300
Long-term debt	19,067	30,957
Warranty liability	1,456	1,614
Deferred income tax liabilities	4,029	3,477
Other long-term liabilities	4,343	5,115
Total liabilities	154,596	195,300
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,282,934 (2023 - 17,174,502) common shares issued and outstanding	1,245,805	1,244,539
Other equity instruments	9,472	9,672
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,096,275)	(1,074,434)
Accumulated other comprehensive loss	(33,493)	(30,845)
Total shareholders' equity	137,025	160,448
Total liabilities and shareholders' equity	$291,621	$355,748

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023
Revenue	$302,299	$331,799
Cost of revenue	244,708	282,862
Gross profit	57,591	48,937
Operating expenses:
Research and development	21,587	26,003
General and administrative	37,679	44,234
Sales and marketing	12,676	16,278
Foreign exchange loss	6,248	3,974
Depreciation and amortization	3,367	4,299
Loss on sale of assets	703	32
	82,260	94,820
Loss from operations	(24,669)	(45,883)

Income from investments accounted for by the equity method	(5,402)	780
Gain on deconsolidation	15,198	—
Loss on sale of investment	(352)	—
Loss on extinguishment of royalty payable	—	(2,909)
Interest on long-term debt and accretion of royalty payable	(2,797)	(2,981)
Impairment of long-term investment	—	(413)
Interest and other income, net of bank charges	1,161	2,690
Loss before income taxes	(16,861)	(48,716)
Income tax expense (recovery):
Current	3,183	1,786
Deferred	1,797	(784)
	4,980	1,002
Net loss for the year	(21,841)	(49,718)
Other comprehensive income (loss):
Cumulative translation adjustment	(2,535)	4,473
Ownership share of equity method investments' other comprehensive loss	$(113)	$—
	$(2,648)	$4,473
Comprehensive loss	$(24,489)	$(45,245)
Loss per share:
Net loss per share - basic and diluted	$(1.27)	$(2.90)
Weighted average common shares outstanding:
Basic and diluted	17,248,090	17,173,016

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023

Operating activities:
Net loss for the year	$(21,841)	$(49,718)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,661	12,490
Stock-based compensation expense	1,066	1,727
Unrealized foreign exchange loss	6,248	3,974
Deferred income tax expense (recovery)	1,797	(784)
Loss (income) from investments accounted for by the equity method	5,402	(780)
Interest on long-term debt and accretion of royalty payable	74	9
Impairment of long-term investment	—	413
Change in inventory write-downs to net realizable value	3,283	7,066
Gain on deconsolidation	(15,198)	—
Loss on sale of investment	352	—
Net loss on sale of assets	627	32
Loss on extinguishment of royalty payable	—	2,909
Change in bad debt expense	282	56
Changes in operating assets and liabilities:
Accounts receivable	25,567	5,340
Inventories	(6,836)	9,481
Prepaid expenses	(153)	2,869
Accounts payable and accrued liabilities	2,233	(2,448)
Warranty liability	(4,380)	(5,829)
Net cash provided by (used in) operating activities	7,184	(13,193)
Investing activities:
Purchase of property, plant and equipment	(16,923)	(15,574)
Proceeds on sale of investments	29,994	—
Proceeds on sale of assets	998	161
Dividends received from investments accounted for by the equity method	297	—
Capital contributions to investments accounted for by the equity method	(9,900)	—
Net cash provided by (used in) investing activities	4,466	(15,413)
Financing activities:
Drawings on operating lines of credit and long-term facilities	19,336	46,367
Repayment of operating lines of credit and long-term facilities	(44,546)	(39,904)
Payment of royalty payable	—	(8,687)
Net cash used in financing activities	(25,210)	(2,224)
Effect of foreign exchange on cash and cash equivalents	(3,647)	(501)
Net decrease in cash and cash equivalents	(17,207)	(31,331)
Cash and cash equivalents, beginning of year (including restricted cash)	54,853	86,184
Cash and cash equivalents, end of year (including restricted cash)	37,646	54,853